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                                                                      EXHIBIT 2


                              DETACH PROXY CARD HERE
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
[_]  Mark, Sign, Date and Return              [X]
     the Proxy Card Promptly        Votes must be indicated
     Using the Enclosed Envelope.   (x) in Black or Blue ink.

                                           FOR   AGAINST                                         FOR   AGAINST
                                           ---   -------                                         ---   -------

1.   To consider and approve the 2002      [_]     [_]     7.   To elect Wang Peirong as         [_]     [_]
     report of the board of directors of                        independent director of the
     the Company;                                               company;

2.   To consider and approve the 2002      [_]     [_]     8.   To consider the suspension and   [_]     [_]
     report of the board of supervisors                         possible de-listing of the
     of the Company;                                            Company's A shares pursuant to
                                                                the Listing Rules of the
                                                                Shenzhen Stock Exchange and to
3.   To consider and approve the 2002      [_]     [_]          authorize the directors of the
     audited financial statements of the                        Company to take such actions
     Company;                                                   as is necessary and in
                                                                compliance with such Listing
4.   To consider and approve the           [_]     [_]          Rules, including without
     proposed profit distribution                               limitation, appointing a
     plan for 2002 of the Company;                              qualified securities firm
                                                                to advise on the possible
5.   To consider and approve the           [_]     [_]          de-listing and possible
     remuneration of the directors                              subsequent measures and to
     and supervisors for 2003;                                  appoint China Registrars and
                                                                Clearing Limited to act
6.   To consider and approve the           [_]     [_]          as clearing house for transfer
     re-appointment of                                          of the Company's A shares.
     PricewaterhouseCoopers (certified
     public accountants in Hong Kong)                      9.   To consider and approve          [_]     [_]
     and PricewaterhouseCoopers Zhong                           amendment the Articles of
     Tian CPAs Company Limited                                  Association of the Company.
     (registered accountants in the PRC)
     as the Company's international and              =========================================================
     domestic auditors, respectively, to                                     SCAN LINE
     hold offices until the conclusion               =========================================================
     of the 2003 Annual General Meeting,
     and to authorise the directors of                     The Voting Instruction must be signed by the
     the Company to determine their                        person in whose name the relevant Receipt is
     remuneration;                                         registered on the books of the Depositary. In
                                                           the case of a Corporation, the Voting
                                                           Instruction must be executed by a duly
                                                           authorized Officer or Attorney.

                                                        Date    Share Owner sign here      Co-Owner sign here
                                                     ----------------------------------   --------------------

                                                     ----------------------------------   --------------------
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

               Instructions to The Bank of New York, as Depositary
 (Must be received prior to the close of business on June 10, 2003 @ 12:00 p.m.)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Jilin Chemical Industrial Company Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 16, 2003 at the Annual General Meeting of the Shareholders of Jilin Chemical Industrial Company Limited to be held on June 24, 2003 in Jilin City, Jilin Province, China.

NOTE:

1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.

2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

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
                                                     JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                                     P.O. BOX 11230
                                                     NEW YORK, N.Y. 10203-0230

To change your address, please mark this box.  [_]

To include any comments, please mark this box. [_]
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      Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

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